FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

12 November 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.       Fixed Pay Allowance Arrangements

On 11 November 2019, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees' fixed remuneration for 2019. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 8 November 2019 of £5.9560.

The Awards vest in full on the date of grant. Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors named below is therefore net of tax.

The Awards will be released in five equal annual instalments starting from March 2020.

Name	Number of Shares vested
Noel Quinn	61,830
Marc Moses	42,268
Ewen Stevenson	42,268

2.   Replacement Awards made to Michael Roberts

Also on 11 November 2019, awards (the "Replacement Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted to Michael Roberts, to replace unvested awards granted by Citigroup Inc. ("Citi") that were forfeited as a result of his HSBC appointment.

The following deferred share awards were made under the HSBC Share Plan 2011:

Name	Shares awarded1	Citi Awards Replaced
Michael Roberts	106,262	Award for the 2015 performance year 2
Michael Roberts	128,021	Award for the 2016 performance year 3
Michael Roberts	158,460	Award for the 2017 performance year 4
Michael Roberts	240,387	Award for the 2018 performance year 5

1 The Replacement Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 2 October 2019 of £6.0300.
2 Vests in full in March 2020.
3 Vests in two equal annual instalments, commencing from March 2020.
4 Vests in three equal annual instalments, commencing from March 2020.
5 Vests in four equal annual instalments, commencing from March 2020.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Interim Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the HSBC Share Plan 2011			£5.96	61,830	£368,259.48
		Aggregated	£5.956	61,830	£368,259.48

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the HSBC Share Plan 2011			£5.96	42,268	£251,748.21
		Aggregated	£5.956	42,268	£251,748.21

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the HSBC Share Plan 2011			£5.96	42,268	£251,748.21
		Aggregated	£5.956	42,268	£251,748.21

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			President and Chief Executive Officer, HSBC USA

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the HSBC Share Plan 2011			£6.03	633,130	£3,817,773.90
		Aggregated	£6.03	633,130	£3,817,773.90

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 12 November 2019